Mail Stop 7010

      September 28, 2005


via International mail and facsimile to +55 (51) 3323.2292

Mr. Jorge Gerdau Johannpeter
Chief Executive Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

	RE:	Gerdau S.A.
      Form 20-F for the year ended December 31, 2004
		Filed June 30, 2005
      File No. 001-14878

Dear Mr. Johannpeter:

		We have reviewed your response letter dated September
15,
2005 to our letter dated August 17, 2005 and have the following comments. We think you should revise your future filings to comply with our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Note 23 - Segment Information, page F-55

1. We note your response to our prior comment 10 and have the following additional comments.

* You note that our prior comment referred to paragraph 19 of SFAS No. 131. We made this reference because you disclosed that "information for long steel products in Brazil and specialty steel products in Brazil is presented below under Long Brazil since the operations of specialty steel products in Brazil do not meet any of the quantitative thresholds established by SFAS 131 for presenting separate information about such segment. Based on your response, you indicate that these operating segments have been aggregated because they meet all the aggregation criteria set forth in paragraph 17 of
SFAS 131. Please revise your disclosures to appropriately clarify your basis for aggregating these operating segments.

* Please provide us with a comprehensive analysis of how you determined that these operating segments have similar economic characteristics and meet all the aggregation criteria set forth in paragraph 17 of SFAS 131. Specifically provide us with the revenues and gross profits for each segment for the last five years and address for us any inconsistency in trends this data depicts.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202)
551-3691, or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief
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Mr. Jorge Gerdau Johannpeter
Gerdau S.A.
September 28, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE